SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Ultra Clean Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90385V107
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filings of this Statement)

                             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐            Rule 13d-1(b)
[X]            Rule 13d-1(c)
☐            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) AIT Holding Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[ ] (b)[ X ] (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 5 0
SHARED VOTING POWER 6 1,116,296
SOLE DISPOSITIVE POWER 7 0
SHARED DISPOSITIVE POWER 8 1,116,296
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.39% (2)
12	TYPE OF REPORTING PERSON OO

(1) This schedule is being filed by AIT Holding Company LLC ("AIT") and HLHZ AIT Holding, L.L.C. ("HLHZ AIT” and, together with AIT, the "Reporting Persons"). AIT beneficially owns directly 1,116,296 shares (the “Shares”) of common stock, $0.001 par value of Ultra Clean Holdings, Inc. (“Ultra Clean”). HLHZ AIT owns a majority voting interest in AIT and may be deemed to beneficially own indirectly the Shares. Eugene W. Bernosky, Gary F. Imdieke, Joseph A. Julian, Michael H. Mallinen, David A. Preiser, David R. Salemi and Leonard M. Tannenbaum are the Managers of AIT Holding Company LLC and share voting and dispositive power over the Shares held by AIT Holding Company LLC, and each disclaims beneficial ownership of the shares identified in this footnote except to the extent of his respective proportionate pecuniary interest in such shares. The Reporting Persons disclaim beneficial ownership of the Shares in excess of their pecuniary interest, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2) This percentage is calculated based upon 32,922,211 shares of Ultra Clean’s common stock outstanding as of October 28, 2016 as reported in the latest Quarterly Report on Form 10-Q filed by Ultra Clean.

(2)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) HLHZ AIT Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[ ] (b)[ X ] (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 5 0
SHARED VOTING POWER 6 1,116,296
SOLE DISPOSITIVE POWER 7 0
SHARED DISPOSITIVE POWER 8 1,116,296 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.39% (2)
12	TYPE OF REPORTING PERSON OO

(1) This schedule is being filed by the Reporting Persons. AIT beneficially owns directly the Shares. HLHZ AIT owns a majority voting interest in AIT and may be deemed to beneficially own indirectly the Shares. Eugene W. Bernosky, Gary F. Imdieke, Joseph A. Julian, Michael H. Mallinen, David A. Preiser, David R. Salemi and Leonard M. Tannenbaum are the Managers of AIT Holding Company LLC and share voting and dispositive power over the Shares held by AIT Holding Company LLC, and each disclaims beneficial ownership of the shares identified in this footnote except to the extent of his respective proportionate pecuniary interest in such shares. The Reporting Persons disclaim beneficial ownership of the Shares in excess of their pecuniary interest, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2) This percentage is calculated based upon 32,922,211 shares of Ultra Clean’s common stock outstanding as of October 28,2016 as reported in the latest Quarterly Report on Form 10-Q filed by Ultra Clean.

(3)

Item 1.(a)	Name of Issuer:
Ultra Clean Holdings LLC

Item 1.(b)	Address of Issuer’s Principal Executive Offices:
26462 Corporate Avenue, Hayward, California 94545

Item 2.(a)	Name of Person(s) Filing:
AIT Holding Company LLC
HLHZ AIT Holdings, L.L.C.

Item 2.(b)	Address of Principal Business Office or, if None, Residence
AIT Holding Company LLC, 245 Park Avenue, 20th Floor, New York, NY 10167
HLHZ AIT Holdings, L.L.C., 245 Park Avenue, 20th Floor, New York, NY 10167

Item 2.(c)	Citizenship:
AIT Holding Company LLC - Delaware
HLHZ AIT Holdings, L.L.C. - California

Item 2.(d)	Title of Class of Securities:
Common Stock, $0.001 par value

Item 2.(e)	CUSIP Number:
90385V107

Item 3.	Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:
1,116,296 (1)
(b) Percent of class:
3.39% (2)
(c) Number of shares to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,116,296 (1)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose of or direct the disposition of: 1,116,296 (1)

(1) This schedule is being filed by AIT Holding Company LLC ("AIT") and HLHZ AIT Holding, L.L.C. ("HLHZ AIT” and, together with AIT, the "Reporting Persons"). AIT beneficially owns directly 1,116,296 shares (the “Shares”) of common stock, $0.001 par value of Ultra Clean Holdings, Inc. (“Ultra Clean”). HLHZ AIT owns a majority voting interest in AIT and may be deemed to beneficially own indirectly the Shares. Eugene W. Bernosky, Gary F. Imdieke, Joseph A. Julian, Michael H. Mallinen, David A. Preiser, David R. Salemi and Leonard M. Tannenbaum are the Managers of AIT Holding Company LLC and share voting and dispositive power over the Shares held by AIT Holding Company LLC, and each disclaims beneficial ownership of the shares identified in this footnote except to the extent of his respective proportionate pecuniary interest in such shares. The Reporting Persons disclaim beneficial ownership of the Shares in excess of their pecuniary interest, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2) This percentage is calculated based upon 32,922,211 shares of Ultra Clean’s common stock outstanding as of October 28,2016 as reported in the latest Quarterly Report on Form 10-Q filed by Ultra Clean.

(4)

Item 5.	Ownership of Five Percent or Less of a Class.

[X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable
Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(5)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2017

     By: /s/ Joseph Julian
            Chairman of the Board of Managers of AIT Holding Company LLC

     By:  /s/ David Preiser
            Manager of HLHZ AIT Holdings, L.L.C.

(6)